SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. __)*

NICHOLAS FINANCIAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65373J20

(CUSIP Number)

March 19,2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l(b)

☑	Rule 13d-l(c)

☐	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65373J20	Page 2 of 5 pages

1	Names of Reporting Persons WESTLAKE SERVICES, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
500,000
	6	Shared Voting Power
-0-
	7	Sole Dispositive Power
500,000
	8	Shared Dispositive Power
-0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.5%
12	Type of Reporting Person (See Instructions) OO

CUSIP No.	65373J20	Page 3 of 5 pages

Item 1(a). Name of Issuer:

Nicholas Financial, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2454 McMullen-Booth Road, Building C

Suite 501

Clearwater. FL 33759

Item 2(a). Name of Persons Filing:

Westlake Services, LLC

Item 2(b). Address of Principal Business Office or, if none, Residence:

4751 Wilshire Boulevard #100

Los Angeles, CA 90010

Item 2(c). Citizenship:

USA

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

65373J20

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

CUSIP No.	65373J20	Page 4 of 5 pages

Item 4. Ownership.

(a)	Number of shares beneficially owned by Reporting Person: 500,000 shares of common stock

(b)	Percent of class: 6.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 500,000
(ii)	Shared power to vote or to direct the vote -0-
(iii)	Sole power to dispose or to direct the disposition of 500,000
(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

CUSIP No.	65373J20	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2015
Date
/s/ Paul Kerwin
Signature
Paul Kerwin, Chief Financial Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)